UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2013

Commission File Number:000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.         Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2013 third quarter and nine months ended September 30, 2013. A copy of the press release issued by the Company announcing such financial results is attached to this report as Exhibit 99.1.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

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PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) September 30,	(Audited) December 31,
	2013	2012
	HK$	HK$

ASSETS
Current assets
Cash and cash equivalents	307,480	309,862
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2012 and September 30, 2013, respectively	266,017	257,299
Inventories	96,262	97,467
Deposits, prepayment and other receivables	47,201	35,471
Total current assets	716,960	700,099
Property, plant and equipment, net	363,606	440,383
Prepaid lease payments, net	22,555	23,719
Other assets	4,971	14,503
Deferred tax assets	4,288	-
Intangible assets	438	438
Total assets	1,112,818	1,179,142

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Bank borrowings	46,373	96,892
Trade payables	128,435	151,436
Other payables and accruals	87,598	115,715
Tax payable	43,969	25,225
Total current liabilities	306,375	389,268
Deferred tax liabilities	-	11,629
Total liabilities	306,375	400,897
Commitments and contingencies	-	-
Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 14,292,228 and 13,524,138 shares issued and outstanding as of December 31, 2012 and September 30, 2013, respectively)	105	112
Additional paid-in capital	53,877	85,332
Accumulated other comprehensive income	17,300	14,524
Retained earnings	735,161	678,277
Total shareholders’ equity	806,443	778,245
Total liabilities and shareholders’ equity	1,112,818	1,179,142

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PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended September 30,		For the 9-month period ended September 30,
	2013	2012	2013	2012
	HK$	HK$	HK$	HK$

Revenues	286,835	369,234	881,902	982,728
Cost of revenues	(226,847)	(310,000)	(684,256)	(859,452)
Gross profit	59,988	59,234	197,646	123,276

Operating expenses, net
Selling, general and administrative expenses	(41,379)	(23,003)	(121,104)	(65,676)
Other income	(858)	1,502	1,872	2,620
Loss on disposal of property, plant and equipment	(13,636)	(1,240)	(16,408)	(1,203)
Total operating expenses, net	(55,873)	(22,741)	(135,640)	(64,259)

Income from operations	4,115	36,493	62,006	59,017

Interest income	73	50	178	145
Interest expense	(272)	(596)	(950)	(1,810)
Income before income tax expense	3,916	35,947	61,234	57,352

Income tax expense	(3,688)	(1,247)	(4,350)	(5,865)
Net income	228	34,700	56,884	51,487

Other comprehensive income
Foreign currency translation adjustment	479	(768)	2,776	(649)
Comprehensive income attributable to Plastec Technologies, Ltd.	707	33,932	59,660	50,838

Net income per share:

Weighted average number of ordinary shares	13,594,107	14,292,228	13,681,314	14,498,320

Weighted average number of diluted ordinary shares	13,594,107	14,292,228	13,681,314	14,498,320

Basic income per share attributable to Plastec Technologies, Ltd.	HK$0.0	HK$2.4	HK$4.2	HK$3.6

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$0.0	HK$2.4	HK$4.2	HK$3.6

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PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at April 30, 2012 and at May 1, 2012	14,352,903	112	77,967	15,514	618,454	712,047

Net income for the year	-	-	-	-	59,823	59,823
Share repurchases	(60,675)	-	(2,840)	-	-	(2,840)
Capital contribution	-	-	10,205	-	-	10,205
Cumulative translation adjustment	-	-	-	(990)	-	(990)
Balance at December 31, 2012 and at January 1, 2013	14,292,228	112	85,332	14,524	678,277	778,245

Net income for the period	-	-	-	-	56,884	56,884
Share repurchases	(768,090)	(7)	(35,940)	-	-	(35,947)
Warrant repurchases(Note)			(33)			(33)
Capital contribution	-	-	4,518	-	-	4,518
Cumulative translation adjustment	-	-	-	2,776	-	2,776
Balance at September 30, 2013	13,524,138	105	53,877	17,300	735,161	806,443

Note: 85,000 warrants were re-purchased during the period

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PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 9-month period ended September 30,
	2013	2012
	HK$	HK$
Operating activities
Net income	56,884	51,487
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	95,405	118,375
Loss on disposal of property, plant and equipment	16,408	1,203
Deferred tax credit	(15,917)	-
Changes in operating assets and liabilities:
Trade receivables	(8,718)	(76,547)
Inventories	1,205	13,285
Deposits, prepayment and other receivables	(11,730)	(8,785)
Trade payables	(23,001)	9,657
Other payables and accruals	(28,117)	20,120
Tax payables	18,744	6,192
Net cash provided by operating activities	101,163	134,987

Investing activities
Purchase of property, plant and equipment	(23,281)	(69,066)
Proceeds from disposal of property, plant and equipment	3,811	12,491
Deposits for purchase of property, plant and equipment	(353)	(9,988)
Net cash used in investing activities	(19,823)	(66,563)

Financing activities
Repurchases of shares and/or warrants	(35,979)	(3,020)
Net repayment of bank borrowings	(50,519)	(28,015)
Repayment of capital lease obligations	-	(1,526)
Net cash used in financing activities	(86,498)	(32,561)

Net (decrease)/increase in cash and cash equivalents	(5,158)	35,863

Effect of exchange rate changes on cash and cash equivalents	2,776	(400)

Cash and cash equivalents, beginning of period	309,862	187,089
Cash and cash equivalents, end of period	307,480	222,552

Supplementary disclosures of cash flow information:
Interest paid, net	772	1,665
Income taxes paid/(refunded)	881	(327)

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Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the third quarter ended September 30, 2013 compared to the third quarter ended September 30, 2012

We recorded an approximately 22.3% decline in revenue for the third quarter ended September 30, 2013 to HK$286.8 million compared to the corresponding period in the prior year. The decrease in revenue was primarily a result of our continued focus on soliciting relatively high margins products and not seeking sales orders with thin margins.

Despite the revenue decline, we recorded increased gross profit by approximately 1.3% to HK$60.0 million compared to the corresponding period in the prior year. The increased gross profit was attributable to better margins on our products compared to the corresponding period in the prior year, and also our on-going efforts in streamlining our manufacturing process and controlling direct wages and factory overheads. Gross profit margin improved to 20.9% from 16.0% compared to the corresponding period in the prior year.

Income before income tax expenses decreased by approximately 89.1% to HK$3.9 million compared to the corresponding period in the prior year. The decrease resulted from increased selling, general and administrative expenses and loss on write off of fixed assets.

Total selling, general and administrative expenses increased by approximately 79.9% to HK$41.4 million compared to the corresponding period in the prior year, mainly due to increased salary and allowances for supervisory and administrative staff during the period. We recorded a loss on write off of fixed assets, owing to the streamlining of our manufacturing plants, in the amount of HK$13.6 million compared to loss of HK$1.2 million in the corresponding period in the prior year.

Income tax expense was HK$3.7 million compared to HK$1.2 million in the corresponding period in the prior year, which included a net tax debit of HK$4.4 million to the income statement following the disposals of certain fixed assets in the second quarter ended June 30, 2013.

Net income after tax decreased by approximately 99.3% to HK$0.2 million in the third quarter ended September 30, 2013, compared to net income after tax of HK$34.7 million in the corresponding period in prior year.

Operating results for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012

Revenue for the nine months ended September 30, 2013 decreased by approximately 10.3% to HK$881.9 million compared to the corresponding period in the prior year. The decrease in revenue was primarily a result of our continued focus on sales orders with relatively high margins products as described above. We reported increase in both gross profit and gross profit margin to HK$197.6 million and 22.4% respectively, which were increased from HK$123.3 million and 12.5% respectively in the corresponding period in the prior year. The improvement resulted from better margins sales orders that we solicited for, and our on-going efforts in streamlining our manufacturing process and controlling direct wages and factory overheads for the period.

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Total selling, general and administrative expenses increased by approximately 84.4% to HK$121.1 million compared to the corresponding period in the prior year. Beginning this year, manufacturing operation under processing factories had been fully taken over by our wholly foreign-owned enterprise subsidiaries. As a result, certain factory expenses were accounted and classified under administrative expenses in the financial statements of the wholly foreign-owned enterprises, including increased salary and allowances for supervisory and administrative staff. We recorded a loss on disposal/write off of certain fixed assets in the amount of HK$16.4 million as compared to loss for HK$1.2 million in the corresponding period in the prior year.

Income before income tax expenses increased by approximately 6.8% to HK$61.2 million compared to the corresponding period in the prior year. Income tax expense was HK$4.4 million compared to HK$5.9 million in the corresponding period in the prior year.

We recorded net income after tax of HK$56.9 million in the nine months ended September 30, 2013, compared to net income after tax of HK$51.5 million in the corresponding period in prior year, or an increase of approximately 10.5%.

Balance sheet positions as at September 30, 2013 compared to December 31, 2012

Total assets decreased by HK$66.3 million or approximately 5.6% to HK$1,112.8 million as at September 30, 2013 compared to HK$1,179.1 million as at December 31, 2012. This decrease was mainly attributed to a HK$76.8 million decrease in net book value of fixed assets and a HK$9.5 million decrease in other assets, against a HK$11.7 million increase in deposits, prepayment and other receivables and a HK$8.7 million increase in trade receivables.

Total liabilities decreased by HK$94.5 million or approximately 23.6% to HK$306.4 million as at September 30, 2013 compared to HK$400.9 million as at December 31, 2012. This decrease was mainly attributed to a HK$50.5 million decrease in bank borrowing, a HK$28.1 million decrease in other payables and accruals, a HK$23.0 million decrease in trade payables, and HK$11.6 million elimination in deferred tax liabilities, against a HK$18.7 million increase in tax payable.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the nine months ended September 30, 2013, we recorded HK$5.2 million cash outflow as compared to HK$35.9 million cash inflow in the same corresponding period in the prior year, arising from decreased cash provided by operating activities, but increased cash used in investing activities and financing activities during the period.

We generated HK$101.2 million cash inflow from operating activities as compared to HK$135.0 million cash inflow in the same corresponding period in the prior year. The increase was mainly offset by net cash used in financing activities of HK$86.5 million including HK$36.0 million used in repurchases of shares and publicly held warrants and HK$50.5 million for net repayment of bank borrowings during the period, while our net cash used in financing activities was HK$32.6 million mainly for net repayment of bank borrowings in the same corresponding period in the prior year. Net cash used in investing activities for the period was HK$19.8 million mainly for purchase of property, plant and equipment, compared to HK$66.6 million in the same corresponding period in the prior year which included the new buildings construction in our Shenzhen plant in the PRC.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: November 13, 2013

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